

July 10, 2013

Via E-mail
P. Scott Stubbs
Executive Vice President and Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, UT

> **Re:** **Extra Space Storage Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-32269**

Dear Mr. Stubbs:

We have reviewed your response dated June 25, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Consolidated Financial Statements

General

1. We note your response to prior comment number one. Given the significance of tenant reinsurance revenues and expenses to your net income from operations and net income, it would appear that your tenant reinsurance operations are material. In future filings, please disclosure all the information provided in your previous response. In addition, please disclose the average insurance coverage chosen by tenants. Lastly, please reconcile the claims and claims adjustment expense included within your roll forward to your consolidated statements of operations.

P. Scott Stubbs
Extra Space Storage Inc.
July 10, 2013
Page 2

       You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters.

         Sincerely,

         /s/ Kevin Woody

         Kevin Woody
         Accounting Branch Chief